Exhibit 99.5

[FACE OF NOTE]

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.

Unless and until it is exchanged in whole or in part for Notes in definitive registered form, this Note may not be transferred except as a whole by the Depositary to the nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

REGISTERED                                                                             PRINCIPAL AMOUNT: $4,000,000

NO. 1                                                                                              CUSIP: 22542D506

CREDIT SUISSE
MEDIUM-TERM NOTE
(FIXED RATE)

Branch: Nassau

Form of Note: Book-Entry Note

Original Issue Date (Settlement Date): April 7, 2008

Specified Currency:                            ☒ U.S. dollars      ☐ Other:

Authorized Denominations:                                                                  ☐ U.S. $2,000 and integral multiples of U.S. $1,000 in excess thereof
☒ Other: U.S. $10 and integral multiples of U.S. $10 in excess thereof

Maturity Date: April 10, 2023

Interest Payment Date(s): N/A

Interest Rate: N/A

Day Count:	☐ 30/360
☐ Other:

Indexed Note:                                                                                                                  ☒ Yes: MLCX Precious Metals Plus Index - Total Return (the “Index”)

☐ No

Manner of Determining Principal Amount Payable at Maturity Date: See “Other Provisions” below

Manner of Determining Interest Payable at Interest Payment Date: N/A

Dual Currency Note:                                                ☐ Yes    ☒ No

Optional Payment Currency:

Optional Election Date:

Amortizing Note:                                   ☐ Yes    ☒ No
Amortizing Schedule:

Original Issue Discount Note:                                 ☐ Yes    ☒ No
Issue Price:

Renewable Note:                                   ☐ Yes    ☒ No
Initial Maturity Date:

Optional Redemption:                                       ☐ Yes    ☒ No
Initial Redemption Date:

Initial Redemption Percentage:	%

Annual Redemption Percentage Reduction:

Optional Repayment:                                          ☒ Yes    ☐ No
Optional Repayment Date(s): See “Other Provisions” below

Optional Extension of Maturity:                  ☐ Yes    ☒ No
Final Maturity Date:

Addendum Attached:                         ☐ Yes    ☒ No

Exchange Rate Agent: N/A

Other Provisions:

Payment at Maturity

The holder of this Note shall receive a cash payment on the Maturity Date that will be equal to the then outstanding principal amount of this Note times the Index Factor on the Final Valuation Date times the Fee Factor on the Final Valuation Date, as determined by the Calculation Agent referred to below.  On or prior to 10:30 A.M. on the Business Day prior to the Maturity Date, the Company shall, or shall cause the Calculation Agent, to provide written notice to the Trustee, on which notice the Trustee may conclusively rely, of the cash amount due with respect to each $10 principal amount of this Note. The Company shall deliver to the Trustee by 10:30 AM on the Maturity Date the aggregate amount due with respect to this Note for delivery to the holder hereof.

The Index Factor calculated on the Final Valuation Date will be calculated by the Calculation Agent and will be equal to the average of the closing levels of the Index for the five Trading Days immediately prior to and including the Final Valuation Date (the “Calculation Period”) divided by the Initial Index Level, (i) as such closing levels shall be published by Merrill Lynch Commodities, Inc. (the “Index Sponsor”), or any other entity, including any successor sponsor, that determines and publishes the Index as then in effect, or Merrill Lynch, Pierce, Fenner and Smith Limited (the “Index Publisher”) or, if neither the Index Sponsor nor the Index Publisher publishes such closing levels, as quoted by another publicly available source selected by the Calculation Agent in its reasonable judgment or, if no such other source is available, as calculated by the Calculation Agent in good faith, and (ii) subject to the effect of any Market Disruption Event or the Discontinuation or Modification of the Index. The Initial Index Level is the closing level of the Index on the inception date and is equal to 478.06.

The Fee Factor as of any Valuation Date will be equal to one minus the aggregate investor fee, which is the product of (i) the Annual Investor Fee and (ii) the number of days elapsed from the inception date (April 1, 2008) to and including such Valuation Date divided by 365. The Annual Investor Fee is equal to 0.75%.

The Final Valuation Date is April 3, 2023.

If the Calculation Agent determines that a Market Disruption Event occurs or is continuing during the Calculation Period, the level of the Index will be calculated by reference to the values of the Index Components unaffected by Market Disruption Events on the scheduled Trading Days during the Calculation Period and by reference to the values of the affected Index Components on the Trading Days during the Calculation Period when there is no Market Disruption Event occurring.  If a Market Disruption Event occurs or is occurring on any scheduled Trading Day during the Calculation Period, the value of the affected Index Component on such Trading Day will be the value of the affected Index Component on the next Trading Day on which no Market Disruption Event occurs or is occurring with respect to such Index Component.  If a Market Disruption Event occurs or is occurring on the Final Valuation Date, the Calculation Agent will postpone the Final Valuation Date until the next Trading Day when there is no Market Disruption Event occurring with respect to such Index Component, but in no event will the Final Valuation Date be postponed by more than five scheduled Trading Days.  If a Market Disruption Event with respect to an Index Component continues for five scheduled Trading Days after the scheduled Final Valuation Date, then the level of the Index will be calculated by reference to the value of such affected Index Component for the applicable scheduled Trading Days on which a Market Disruption Event was occurring, determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the Final Valuation Date, as postponed.  If the Final Valuation Date is postponed due to a Market Disruption Event as described above, the Maturity Date will also be postponed by an equal number of Business Days up to five Business Days.

In the event that the Maturity Date of this Note is postponed due to the postponement of the Final Valuation Date, as described in the immediately preceding paragraph, the Company will give the Trustee and the holder of this Note written notice of such postponement, and, once it has been determined, of the date to which the Maturity Date has been rescheduled.  The Company will give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of the Maturity Date, the Business Day immediately following the scheduled Final Valuation Date and (ii) with respect to the notice of the date to which the Maturity Date has been rescheduled, the Business Day immediately following the actual Final Valuation Date.

If the scheduled Maturity Date is not a Business Day, the Maturity Date will be the next following Business Day. In the event that Payment at Maturity is deferred beyond the scheduled Maturity Date as provided herein, no interest or other amount will accrue or be payable with respect to that deferred payment.

A Business Day is any day other than a Saturday or Sunday that is not a day on which banking institutions in New York City generally are authorized by law, regulation or executive order to close.

An Index Component is at any time, any of the commodity futures contracts included in the Index at such time.

A Trading Day is any day on which (i) the level of the Index is calculated and published, (ii) trading is generally conducted on the American Stock Exchange, NYSE Arca, the Nasdaq Stock Market and the American Stock Exchange and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the Calculation Agent in its sole discretion.

Payment upon Repurchase

Prior to the Maturity Date, the holder of this Note may elect to offer all or a portion of the principal amount of this Note for repurchase by the Company on any Business Day during the term of this Note, beginning on April 8, 2008, in a principal amount of at least $2,500,000 by following the procedures set forth below:

•                  Cause its broker to deliver a completed irrevocable Offer for Repurchase (in the form attached hereto in Annex A) to the Company by 5:00 p.m., New York City time, on the Business Day immediately preceding the Valuation Date related to the applicable Repurchase Date. The holder, as beneficial owner of this Note, must complete one portion of the Offer to Repurchase and its broker must complete the other portion. The Company must acknowledge receipt from the broker in order for the offer to repurchase to be effective;

•                  Cause its broker to book a delivery vs. payment trade with respect to the principal amount of this Note offered for repurchase on such Repurchase Date at a price equal to the applicable daily Repurchase Value, facing the Company; and

•                  Cause its broker to make its DTC custodian deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable Repurchase Date.

Upon compliance with the foregoing procedures, the Company will be obliged to repurchase the principal amount of this Note so requested to be repurchased.

The Company will act as paying agent in connection with repurchases at the election of the holder of this Note and upon such repurchase the Company shall so advise the Trustee and deliver the principal amount of this Note that is so repurchased to the Trustee for cancellation.

The Company will have the right to repurchase this Note in whole but not in part on or after April 7, 2011, if, on or after April 7, 2011, the outstanding principal amount of this Note is $5,000,000 or less.  Any portion of the principal amount of this Note previously repurchased by the Company at the holder’s option will be cancelled by the Trustee on the relevant Repurchase Date.  Consequently, as of such Repurchase Date, the principal amount of this Note so repurchased will no longer be considered outstanding for purposes of determining whether the Company has the ability to exercise its repurchase right.  To call the Notes for repurchase, the Company will deliver an irrevocable call notice to The Depository Trust Company (“DTC”) (the holder of this Global Note).

The Company will give the Trustee a copy of the irrevocable Call Notice at the same time that it delivers such notice to DTC.  On or prior to 10:30 A.M. on the Business Day prior to the Repurchase Date, the Company shall, or shall cause the Calculation Agent, to provide written notice to the Trustee, on which notice the Trustee may conclusively rely, of the cash amount due with respect to each $10 principal amount of this Note.  The Company shall deliver to the Trustee by 10:30 AM on the Repurchase Date the aggregate amount due in connection with such repurchase, for delivery to the holder of this Note.

If this Note is repurchased (either at the Company’s option or the holder’s), on the corresponding Repurchase Date, the holder will receive a cash payment in an amount equal to the daily Repurchase Value, which is the principal amount of this Note so subject to repurchase times the Index Factor on the applicable Valuation Date times the Fee Factor on the applicable Valuation Date, as determined by the Calculation Agent.

The Index Factor on the applicable Valuation Date will be calculated by the Calculation Agent and will be equal to the closing level of the Index on that day divided by the Initial Index Level, (i) as published by the Index Sponsor, or any other entity, including any successor sponsor, that determines and publishes the Index as then in effect, or the Index Publisher or, if neither the Index Sponsor nor the Index Publisher publishes such a price, as quoted by another publicly available source selected by the Calculation Agent in its reasonable judgment or, if no such other source is available, as calculated by the Calculation Agent in good faith, and (ii) subject to the effect of any Market Disruption Event or the Discontinuation or Modification of the Index.

A Valuation Date is each Trading Day from April 9, 2008 to April 3, 2023 inclusive, unless the Calculation Agent reasonably determines that a Market Disruption Event occurs or is continuing on that day with respect to an Index Component.  A Valuation Date with respect to a Call Notice is the Business Day after such notice is delivered to DTC.  A Valuation Date may be postponed due to a Market Disruption Event with respect to an Index Component up to four scheduled Trading Days.  If a Market Disruption Event with respect to an Index Component occurs, the level of the Index with respect to any related Repurchase Date will be calculated by reference to the values of the unaffected Index Components on the Valuation Date and by reference to the values of the affected Index Component on the first Trading Day after the scheduled Valuation Date on which no Market Disruption Event occurs or is continuing, up to four scheduled Trading Days after the scheduled Valuation Date.  If a Market Disruption Event with respect to an Index Component is continuing after four scheduled Trading Days, the level of the Index for such Repurchase Date will be calculated by reference to the value of the affected Index Component determined (or, if not determinable, estimated) by the Calculation Agent in a manner that is commercially reasonable under the circumstances on the fourth scheduled Trading Day after the scheduled Valuation Date, which shall be such Valuation Date, as postponed.  If the Valuation Date is postponed due to a Market Disruption Event with respect to an Index Component, the Repurchase Date will also be postponed by an equal number of Business Days.

In the event that a Repurchase Date is postponed due to the postponement of the applicable Valuation Date, as described in the immediately preceding paragraph, the Company will give the Trustee and the holder of this Note written notice of such postponement, and, once it has been determined, of the date to which such Repurchase Date has been rescheduled. The Company will give such notice as promptly as possible, and in no case later than (i) with respect to notice of postponement of such Repurchase Date, the Business Day immediately following the scheduled applicable Valuation Date and (ii) with respect to the notice of the date to which such Repurchase Date has been rescheduled, the Business Day immediately following the actual applicable Valuation Date.

A Repurchase Date is the third Business Day following a Valuation Date. Unless the scheduled Repurchase Date is postponed due to a Market Disruption Event as described above, the final day on which the Company will repurchase the Notes will be March 23, 2023. As such, a holder must offer its Notes for repurchase no later than March 17, 2023.

In the event that payment upon repurchase by the Company is deferred beyond the original Repurchase Date, as described above, no interest or other amount will accrue or be payable with respect to that deferred payment.

The Notes are not redeemable at the option of the Company.

Market Disruption Events

Any of the following will be a Market Disruption Event, as determined by the Calculation Agent:

•                  any material limitation, suspension or disruption in the trading of any Index Component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•                  the daily contract reference price for any Index Component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•                  if in the future, such markets become relevant to the calculation or hedging of the Index, any suspension of or material limitation on trading on the primary exchanges that trade options contracts or futures contracts related to an Index Component as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index;

•                  failure of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more Index Components; or

•                  any other event, if the Calculation Agent reasonably determines, after consultation with the Company and the hedge counterparties and agreement among such parties, that the event materially interferes with the ability of the hedge counterparties’ ability to unwind all or a material portion of a hedge with respect to the Notes that the Company or its affiliates have effected or may effect.

For purpose of the first bullet of this section above, the following events will not be Market Disruption Events:

•                  a limitation on the hours in a Trading Day and/or numbers of days of trading on a trading facility on which any Index Component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•                  a decision by the relevant trading facility to permanently discontinue trading in any Index Component.

A suspension of or material limitation on trading on the relevant trading on the relevant trading facility will not include any time when that facility is closed for trading under ordinary circumstances, and any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent, will not be considered “material”

Discontinuation or Modification of the Index

If the Index Publisher or the Index Sponsor reasonably determines that it is necessary to discontinue publication of the Index and the Index Publisher or the Index Sponsor or any other person or entity publishes an index that the Calculation Agent, after consultation with the Company, reasonably determines is comparable to the Index and approves as a successor index, then the Calculation Agent will determine the level of the Index on the applicable Valuation Date and the amount payable at maturity or upon repurchase by the Company by reference to such successor index for the period following the discontinuation of the Index.

If the Calculation Agent reasonably determines that the publication of the Index is discontinued and that there is no successor index, the Calculation Agent, after consultation with the Company, will determine the amount payable by a computation methodology that the Calculation Agent determines will as closely as reasonable replicate the Index.

If the Calculation Agent reasonably determines that the Index, the Index Components or the method of calculating the Index has been changed at any time in any significant respect,—including any addition, deletion or substitution and any reweighing of the  Index Components and whether the change is made by the Index Publisher or Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Components, or is due to any other reason—then the Calculation Agent, after consultation with the Company, will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it reasonably believes are appropriate to ensure that the level of the Index used to determine the amount payable on the Maturity Date or upon repurchase by the Company replicates as fully as possible the economic character of the Index.

Calculation Agent

All determinations and adjustments to be made by the Calculation Agent with respect to the value of the Index and the amount payable at maturity or upon repurchase by the Company or otherwise relating to the level of the Index, may be made in the Calculation Agent’s reasonable discretion. The Calculation Agent shall make all determinations and adjustments such that, to the greatest extent possible, the fundamental economic terms of the Index are equivalent to those immediately prior to the event requiring or permitting such determinations or adjustments.

The Calculation Agent for this Note is Merrill Lynch, Pierce, Fenner & Smith Incorporated.  Absent manifest error, all determinations of the Calculation Agent will be final and binding on the holder, the Trustee and the Company, without any liability on the part of the Calculation Agent.

Default Amount on Acceleration

                In case an Event of Default with respect to this Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of this Note will be determined by the Calculation Agent and will equal the daily Repurchase Value for the outstanding principal amount of this Note determined as of the next Valuation Date.  Promptly after the acceleration of this Note as aforesaid, the Company shall, or shall cause the Calculation Agent to, provide written notice to the Trustee, on which notice the Trustee may conclusively rely, of the cash amount due with respect to each $10 principal amount of this Note upon such acceleration.

Credit Suisse, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (together with its successors and assigns, the “Company”), for value received, hereby promises to pay to Cede & Co. or registered assignees, the amount of cash, as determined in accordance with the provisions set forth under “Payment at Maturity” above, due with respect to the principal sum of U.S. $250,000,000 (UNITED STATES DOLLARS TWO HUNDRED AND FIFTY MILLION), on the Maturity Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (except to the extent redeemed or repaid prior to the Maturity Date) and to pay interest thereon from the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) at the Interest Rate per annum specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the Principal hereof is paid or duly made available for payment (except as provided below).  The Company will pay interest in arrears on Interest Payment Date(s) specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) commencing with the first Interest Payment Date next succeeding the Original Issue Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), and on the Maturity Date (or any Redemption Date or Repayment Date) (these and certain other capitalized terms used herein are defined on the reverse of this Note); provided, however, that if the Original Issue Date occurs between a Record Date, as defined below, and the next succeeding Interest Payment Date, interest payments will commence on the second Interest Payment Date succeeding the Original Issue Date and will be payable to the registered holder of this Note (the “Holder” and, collectively, the “Holders”) on the Record Date with respect to such second Interest Payment Date; and provided, further, that if an Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) would fall on a day that is not a Business Day, payment of interest, premium, if any, or Principal otherwise payable on such date shall not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Interest Payment Date or on the Maturity Date (or any Redemption Date or Repayment Date), and no interest shall accrue for the period from and after the Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) to such next succeeding Business Day.

Payment of the Principal of this Note, any premium and the interest due on the Maturity Date (or any Redemption Date or Repayment Date) will be made in immediately available funds upon surrender of this Note at the office or agency of such paying agent as the Company may determine maintained for that purpose in the Borough of Manhattan, The City of New York (a “Paying Agent”), or at the office or agency of such other Paying Agent as the Company may determine.

Notwithstanding the foregoing, if an Addendum is attached hereto or “Other Provisions” apply to this Note as specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), this Note shall be subject to the terms set forth in such Addendum or such “Other Provisions”.

Interest on this Note will accrue from the most recent Interest Payment Date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the Original Issue Date, until the Principal hereof has been paid or duly made available for payment (except as provided herein).  The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will, subject to certain exceptions described herein, be paid to the person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the date 15 calendar days prior to an Interest Payment Date (whether or not a Business Day) (each such date a “Record Date”); provided, however, that interest payable on the Maturity Date (or any Redemption Date or Repayment Date) will be payable to the person to whom the Principal hereof shall be payable.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S. dollars, any payment on this Note on an Interest Payment Date or the Maturity Date (or any Redemption Date or Repayment Date) will be made in U.S. dollars, as provided below, unless the Holder hereof elects by written request (which request shall also include appropriate wire transfer instructions) to the Paying Agent at its corporate trust office in The City of New York received on or prior to the Record Date relating to an Interest Payment Date or at least 10 days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be, to receive such payment in such Specified Currency except as provided on the reverse hereof; provided, that any U.S. dollar amount to be received by a Holder of this Note will be based on the highest bid quotation in The City of New York received by the Exchange Rate Agent appointed by the Company and specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (the “Exchange Rate Agent”), at approximately 11:00 A.M., New York City time, on the second Business Day preceding the applicable payment date from three recognized foreign exchange dealers (one of which may be the Exchange Rate Agent) for the purchase by the quoting dealer of such Specified Currency for U.S. dollars for settlement on such payment date in the aggregate amount of such Specified Currency payable to all Holders of Notes having the same terms as this Note (including Original Issue Date) scheduled to receive U.S. dollar payment and at which the applicable dealer commits to execute a contract; provided, further, that if such bid quotations are not available, such payments shall be made in such Specified Currency.  All currency exchange costs will be borne by the Holder of this Note by deductions from such payments.  The Holder hereof may elect to receive payment in such Specified Currency for all such payments and need not file a separate election for each such payment, and such election shall remain in effect until revoked by written notice to the Paying Agent at its corporate trust office in The City of New York received on a date prior to the Record Date for the relevant Interest Payment Date or at least 10 calendar days prior to the Maturity Date (or any Redemption Date or Repayment Date), as the case may be; provided, that such election is irrevocable as to the next succeeding payment to which it relates; if such election is made as to full payment on this Note, such election may thereafter be revoked so long as the Paying Agent is notified of the revocation within the time period set forth above.

If the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is U.S. dollars, payment of the Principal of and premium, if any, and interest on this Note will be made in such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts; provided, however, that payments of interest, other than interest due at maturity (or any Redemption Date or Repayment Date) will be made by United States dollar check mailed to the address of the person entitled thereto as such address shall appear in the Note register.

A Holder of U.S. $5,000,000 (or, if the Specified Currency specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) is other than U.S.

dollars, the equivalent thereof in the Specified Currency) or more in aggregate principal amount of Notes having the same Interest Payment Date will be entitled to receive payments of interest, other than interest due at maturity (or any Redemption Date or Repayment Date), by wire transfer of immediately available funds to an account within the United States maintained by the Holder of this Note if appropriate wire transfer instructions in writing have been received by the Paying Agent not less than 10 days prior to the applicable Interest Payment Date; provided, however, that, unless alternative arrangements are made, any such payments to be made in a Specified Currency other than U.S. dollars shall be made to an account at a bank outside the United States.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Authenticating Agent, as defined on the reverse hereof, by manual signature, this Note shall not be entitled to any benefit under the Indenture, as defined on the reverse hereof, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

CREDIT SUISSE

By:
Name:
Title:

By:
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK,
as Trustee

By:
Authorized Signatory

[REVERSE OF NOTE]

CREDIT SUISSE
MEDIUM-TERM NOTE
(FIXED RATE)

This Note is one of a duly authorized issue of Medium-Term Notes (the “Notes”) of the Company.  The Notes are issuable under a senior indenture, dated as of March 29, 2007 (the “Indenture”), between the Company and The Bank of New York, as trustee (the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Company, the Trustee and Holders of the Notes and the terms upon which the Notes are to be authenticated and delivered.  The Bank of New York has been appointed Authenticating Agent with respect to the Notes, and The Bank of New York at its corporate trust office in The City of New York has been appointed the Registrar and Paying Agent with respect to the Notes.  The terms of individual Notes may vary with respect to interest rates, interest rate formulas, issue dates, maturity dates, or otherwise, all as provided in the Indenture.  To the extent not inconsistent herewith, the terms of the Indenture are hereby incorporated by reference herein.  This Note will not be subject to any sinking fund and, unless otherwise provided on the face hereof (or in the pricing supplement attached hereto or delivered herewith) in accordance with the provisions of the following two paragraphs, will not be redeemable or subject to repayment at the option of the Holder prior to maturity.

This Note will be subject to redemption at the option of the Company on any date on or after the Initial Redemption Date, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or from time to time in part in increments of U.S. $10 and integral multiples of U.S. $10 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $10 or such minimum Authorized Denomination), at the Redemption Price (as defined below), together with unpaid interest accrued thereon to the date fixed for redemption (each, a “Redemption Date”), on notice given no more than 60 nor less than 30 calendar days prior to the Redemption Date and in accordance with the provisions of the Indenture.  The “Redemption Price” shall initially be the Initial Redemption Percentage specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) multiplied by the unpaid principal amount of this Note to be redeemed.  The Initial Redemption Percentage shall decline at each anniversary of the Initial Redemption Date by the Annual Redemption Percentage Reduction, if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) until the Redemption Price is 100% of unpaid principal amount to be redeemed.  In the event of redemption of this Note in part only, a new Note of like tenor for the unredeemed portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

This Note will be subject to repayment by the Company at the option of the Holder hereof on the Optional Repayment Date(s), if any, specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole or in part in increments of U.S. $10 and integral multiples of U.S. $10 in excess thereof or the minimum Authorized Denomination (provided that any remaining principal amount hereof shall be at least U.S. $10 or such minimum Authorized Denomination), at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued thereon to the date fixed for repayment (each, a “Repayment Date”).  For this Note to be repaid, this Note must be received, together with the form hereon entitled “Option to Elect Repayment” duly completed, by the Trustee at its corporate trust office not more than 60 nor less than 30 calendar days prior to the Repayment Date.  Exercise of such repayment option by the Holder hereof will be irrevocable.  In the event of repayment of this Note in part only, a new Note of like tenor for the unrepaid portion hereof and otherwise having the same terms as this Note shall be issued in the name of the Holder hereof upon the presentation and surrender hereof.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Original Issue Discount Note, the amount payable to the Holder of this Note in the event of redemption, repayment or acceleration of maturity will be equal to the sum of (i) the Issue Price specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) (increased by any accruals of the Discount, as defined below) and, in the event of any redemption of this Note (if applicable), multiplied by the Initial Redemption Percentage (as adjusted by the Annual Redemption Percentage Reduction, if applicable) and (ii) any unpaid interest on this Note accrued from the Original Issue Date to the Redemption Date, Repayment Date or date of acceleration of maturity, as the case may be.  The difference between the Issue Price and 100% of the principal amount of this Note is referred to herein as the “Discount”.

For purposes of determining the amount of Discount that has accrued as of any Redemption Date, Repayment Date or date of acceleration of maturity of this Note, such Discount will be accrued so as to cause the yield on the Note to be constant (computed using the “Constant Yield” method in accordance with the rules under the Internal Revenue Code of 1986, as amended).  The constant yield will be calculated using a 30-day month, 360-day year convention, a compounding period that, except for the Initial Period (as defined below), corresponds to the shortest period between Interest Payment Dates (with ratable accruals within a compounding period) and an assumption that the maturity of this Note will not be accelerated.  If the period from the Original Issue Date to the initial Interest Payment Date (the “Initial Period”) is shorter than the compounding period for this Note, a proportionate amount of the yield for an entire compounding period will be accrued.  If the Initial Period is longer than the compounding period, then such period will be divided into a regular compounding period and a short period, with the short period being treated as provided in the preceding sentence.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Indexed Note, the Principal hereof payable at Maturity Date or interest to be paid on this Note, or both, will be determined by reference to the price or prices of specified commodities, stocks or indices, the exchange rate of a specified currency relative to one or more currencies, currency units, composite currencies or units of account, or such other price or exchange rate specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  Information as to the method for determining the Principal hereof payable at Maturity Date, the manner of determining the interest rate, certain historical information with respect to the specified indexed item and tax considerations associated with an investment in the Indexed Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Dual Currency Note, the Company may have a one time option, exercisable on the Option Election Date specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), in whole, but not in part, with respect to all Dual Currency Notes issued on the same day and having the same terms, of making all payments of Principal, premium, if any, and interest after the exercise of such option, whether at maturity or otherwise (which payment would otherwise be made in the Specified Currency of such Notes), in an optional currency (the “Optional Payment Currency”) specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith).  The terms of the Dual Currency Notes, together with information as to the relative value of the Specified Currency compared to the Optional Payment Currency and as to tax considerations associated with an investment in the Dual Currency Notes will be set forth in the applicable pricing supplement.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as an Amortizing Note, the Company will make payments combining Principal and interest in installments over the life of such Note.  Payments with respect to Amortizing Notes will be applied first to the interest due and payable on the Notes and then to the reduction of the unpaid Principal of the Notes.

If this Note is specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) as a Renewable Note, this Note will mature on an Interest Payment Date set forth on the face hereof (or in the applicable pricing supplement attached hereto or delivered herewith), unless the maturity of all or a portion of the Principal amount of this Note is extended in accordance with the procedures set forth in the applicable pricing supplement.

If so specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith), the Maturity Date of this Note may be extended at the option of the Company for one or more periods up to but not beyond the date (the “Final Maturity Date”) set forth on the face hereof (or in the pricing supplement attached hereto or delivered herewith).

This Note is unsecured and ranks pari passu with all other unsecured and unsubordinated indebtedness of the Company.

This Note, and any Note or Notes issued upon transfer or exchange hereof, is issuable only in fully registered form, without coupons, and, if denominated in U.S. dollars, is issuable only in denominations of U.S. $10 or any integral multiple of U.S. $10 in excess thereof.  If this Note is denominated in a Specified Currency other than U.S. dollars, then, unless a higher minimum denomination is required by applicable law, it is issuable only in the minimum Authorized Denomination specified on the face hereof (or in the pricing supplement attached hereto or delivered herewith) or any amount in excess thereof which is an integral multiple thereof.

In case an Event of Default (as defined in the Indenture) with respect to the Notes shall have occurred and be continuing, the Principal hereof and the interest accrued hereon, if any, may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

Promptly after the acceleration of this Note as aforesaid, the Company shall, or shall cause the Calculation Agent to, provide written notice to the Trustee, on which notice the Trustee may conclusively rely, of the cash amount due with respect to each $10 stated principal amount of this Note upon such acceleration.

The Indenture contains provisions which provide that the Company and the Trustee may amend or supplement the Indenture or the Notes without notice to or the consent of any Holder in order to (i) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders; (ii) comply with the requirements of the Indenture if the Company consolidates with, merges with or into, or sells, conveys, transfers, leases or otherwise disposes of all its property and assets, to any person; (iii) comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act; (iv) evidence and provide for the acceptance of appointment hereunder with respect to the Notes by a successor Trustee; (v) provide for uncertificated or unregistered Notes and to make all appropriate changes for such purpose; (vi) provide for a guarantee from a third party on outstanding Notes that are issued under the Indenture; or (vii) make any change that does not materially and adversely affect the rights of any Holder.

The Indenture contains provisions which provide that, without prior notice to any Holders, the Company and the Trustee may amend the Indenture and the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Securities of all series affected by such amendment (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding Securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by the Company with any provision of the Indenture or the Notes; provided that, without the consent of each Holder of the Securities affected thereby, an amendment or waiver, including a waiver of past defaults, may not: (i) extend the stated maturity of the Principal of, or any sinking fund obligation or any installment of interest on, such Holder’s Note, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the Principal of an Original Issue Discount Note that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, insolvency or similar proceeding, or change any place of payment where, or the currency in which, any Principal or the interest thereon is payable, modify any right to convert or exchange such Holder’s Note for another security to the detriment of the Holder or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding Notes the consent of whose Holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the Indenture or certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of Principal of or interest on any Note of such Holder; or (iv) modify any of the provisions of the Indenture governing supplemental indentures with the consent of Holders except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby.

It is also provided in the Indenture that, subject to certain conditions, the Holders of at least a majority in principal amount of the outstanding Securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the Securities of such series and its consequences, except a Default in the payment of Principal of or interest on any Note or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Note affected.  Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the Securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto.

Except as set forth below, if the Principal of, or premium, if any, or interest on, this Note is payable in a Specified Currency other than U.S. dollars and such Specified Currency is not available to the Company for making payments thereof due to the imposition of exchange controls or other circumstances beyond the control of the Company or is no longer used by the government of the country issuing such currency or for the settlement of transactions by public institutions within the international banking community, then the Company will be entitled to satisfy its obligations to the Holder of this Note by making such payments in U.S. dollars on the basis of the Market Exchange Rate (as defined below) on the date of such payment or, if the Market Exchange Rate is not available on such date, as of the most recent practicable date.  Any payment made under such circumstances in U.S. dollars where the required payment is in a Specified Currency other than U.S. dollars will not constitute an Event of Default.

All determinations referred to above made by the Company or its agents shall be at its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and binding on Holders of Notes.  So long as this Note shall be outstanding, the Company will cause to be maintained an office or agency for the payment of the Principal of and premium, if any, and interest on this Note as herein provided in the Borough of Manhattan, The City of New York, and an office or agency in said Borough of Manhattan for the registration, transfer and exchange as aforesaid of the Notes.  The Company may designate other agencies for the payment of said Principal, premium, if any, and interest at such place or places (subject to applicable laws and regulations) as the Company may decide.  So long as there shall be any such agency, the Company shall keep the Trustee advised of the names and locations of such agencies, if any are so designated.

No provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal of, premium, if any, and interest on this Note at the time, place, and rate, and in the coin or currency, herein and in the Indenture prescribed unless otherwise agreed between the Company and the registered Holder of this Note.

Upon due presentment for registration of transfer of this Note, a new Note or Notes of authorized denominations for an equal aggregate principal amount will be issued to the transferee in exchange therefor, subject to the limitations provided in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company or any agent of the Company, the registrar of the Notes or the Trustee may treat the Holder in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note is overdue, and neither the Company, the Registrar, the Trustee nor any such agent shall be affected by notice to the contrary.

No recourse shall be had for the payment of the Principal of, or premium, if any, or the interest on, this Note, for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, shareholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

This Note shall for all purposes be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of law principles thereof).

As used herein:

(i)            the term “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in The City of New York and any other place of payment with respect to the applicable Notes and (i) with respect to Notes denominated in a Specified Currency other than U.S. dollars or euro, “Business Day” shall not include a day on which banking institutions are generally authorized or obligated by law, regulation or executive order to close in the principal financial center of the country of the Specified Currency, or (ii) with respect to Notes denominated in euro, “Business Day” shall also include any day on which the TransEuropean Real-Time Gross Settlement Express Transfer (TARGET) System is in place;

(ii)           the term “Market Exchange Rate” shall mean the noon U.S. dollar buying rate in The City of New York for cable transfers as published by the Federal Reserve Bank of New York;

(iii)          the term “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and

(iv)          all other terms used in this Note which are defined in the Indenture and not otherwise defined herein shall have the meanings assigned to them in the Indenture.

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this instrument, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common

TEN ENT — as tenants by the entireties

JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT —              (Custodian)                (Minor)

Under Uniform Gifts to Minors Act                        (State)

Additional abbreviations may also be used though not in the above list.

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing attorney to

transfer such Note on the books of the Company, with full power of substitution in the premises.

Signature:
Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

OPTION TO ELECT REPAYMENT

                The undersigned hereby irrevocably request(s) the Company to repay $                       principal amount of the within Note, pursuant to its terms, on the Optional Repayment Date first occurring after the date of receipt of the within Note as specified below, together with interest thereon accrued to the date of repayment, to the undersigned, at

(Please print or typewrite name and address of the undersigned)

and to issue to the undersigned, pursuant to the terms of the Indenture, a new Note or Notes representing the remaining principal amount of this Note.

                For this Option to Elect Repayment to be effective, this Note with the Option to Elect Repayment duly completed must be received by the Company within the relevant time period set forth above at its office or agency in the Borough of Manhattan, the City and State of New York, located initially at the office of the Trustee, 101 Barclay Street, Floor 8W, New York, New York  10286, Attention: Corporate Finance.

Signature:
Dated:
NOTICE: The signature on this Option to Elect Repayment must correspond with the name as written upon the face of the within instrument in every particular without alteration or enlargement.

ANNEX A

FORM OF OFFER FOR REPURCHASE

[PART A: TO BE COMPLETED BY THE BENEFICIAL OWNER]

Dated:

           [insert date]

Credit Suisse (“Credit Suisse”)

Fax: 917-326-3140

Re: ELEMENTSSM Linked to the MLCX Precious Metals Plus Index — Total Return due April 10, 2023 issued by Credit Suisse, Nassau Branch (the “ELEMENTS”)

Ladies and Gentlemen:

The undersigned beneficial owner hereby irrevocably offers to Credit Suisse the right to repurchase the ELEMENTS, as described in the Pricing Supplement dated April 1, 2008, in the amounts and on the date set forth below.

Name of beneficial holder:
[insert name of beneficial owner]

Stated principal amount of ELEMENTS offered for repurchase (You must offer at least 250,000 ELEMENTS ($2,500,000 stated principal amount) for repurchase at one time for your offer to be valid.):

[insert principal amount of ELEMENTS offered for repurchase by Credit Suisse]

Applicable valuation date:___________________ , 20

Applicable repurchase date:__________________ , 20

[insert a date that is three business days following the applicable valuation date]

Contact Name:
[insert the name of a person or entity to be contacted with respect to this Offer for Repurchase]

Telephone #:
[insert the telephone number at which the contact person or entity can be reached]

My ELEMENTS are held in the following DTC Participant’s Account (the following information is available from the broker through which you hold your ELEMENTS):

Name:

DTC Account Number (and any relevant sub-account):

Contact Name:

Telephone Number:

Acknowledgement: In addition to any other requirements specified in the Pricing Supplement being satisfied, I acknowledge that the ELEMENTS specified above will not be repurchased unless (i) this Offer for Repurchase, as completed and signed by the DTC Participant through which my ELEMENTS are held (the “DTC Participant”), is delivered to Credit Suisse by 5:00

p.m., the New York City time, on the business day immediately preceding the applicable valuation date, (ii) the DTC Participant has booked a “delivery vs. payment” (“DVP”) trade on the applicable valuation date facing Credit Suisse, and (iii) the DTC Participant instructs DTC to deliver the DVP trade to Credit Suisse as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable repurchase date.

The undersigned acknowledges that Credit Suisse will not be responsible for any failure by the DTC Participant through which such undersigned’s ELEMENTS are held to fulfill the requirements for repurchase set forth above.

[Beneficial Holder]

PART B OF THIS NOTICE IS TO BE COMPLETED BY THE DTC PARTICIPANT IN WHOSE ACCOUNT THE ELEMENTS ARE HELD AND DELIVERED TO CREDIT SUISSE BY 5:00 P.M., NEW YORK CITY TIME, ON THE BUSINESS DAY IMMEDIATELY PRECEDING THE APPLICABLE VALUATION DATE.